Interbrew

AL BREWER

04030997

RECEIVED
2004 JUN 28 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 24 May 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dw 6/29

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew and FEMSA Settlement Talks Conclude Successfully

Brussels, 24 May 2004

Interbrew (Euronext: INTB) and Fomento Economico Mexicano SA de CV ("FEMSA") announced today the unwinding of their U.S. and Mexican cross-shareholdings as well as the reassignment of the distribution rights held by the parties' US joint venture to the US subsidiary of the Mexican brewer.

Labatt Brewing Company Limited, ("Labatt"), a wholly owned subsidiary of Interbrew, will sell to FEMSA its 30% interest in Femsa Cerveza SA de CV ("CCM"), a subsidiary of FEMSA, for US$1.245 billion in cash. Concurrently, Labatt's US subsidiary, Labatt USA L.L.C. ("LUSA") will assign the US distribution rights for CCM brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a wholly owned subsidiary of CCM, for the redemption of Wisdom's 30% interest in LUSA. Upon completion of the transactions, Interbrew will own 100% of LUSA and FEMSA will own 100% of CCM. LUSA will continue to distribute the CCM brands in the United States for a transitional period of four months after closing of the transactions under a temporary exclusive distributor agreement with Wisdom. Following closing, it is expected that LUSA and Beck's North America will be merged into a single organization.

In addition, FEMSA and its affiliates have agreed to withdraw their lawsuit filed March 12, 2004 in New York, which sought a preliminary injunction of certain aspects of Interbrew's planned combination with Companhia de Bebidas das Américas – AmBev ("AmBev"), and have committed not to bring any litigation under the joint venture documents to oppose the combination of Interbrew and AmBev ("InterbrewAmBev").

Commenting on the announcement, Interbrew's CEO, John Brock, said, *"We are pleased with this outcome. We have always maintained that a negotiated resolution was in the best interests of both parties. Interbrew is now free to build a single, focused US company with a unified distribution system. We will be able to deliver premium brands to the US and are now well positioned for future strategic growth in this key market."*

The transactions announced today are expected to be completed in the third quarter of 2004, conditional upon closing of the InterbrewAmBev combination. FEMSA has obtained committed third-party financing through August 31 to fund the transactions. In the event that the transactions do not close by that date, FEMSA would have to obtain new financing commitments to consummate them.

InterbrewAmBev Combination

Impact of Femsa Agreement

Under the proposed InterbrewAmBev combination announced March 3, 2004, Interbrew's interests in CCM and LUSA would have been acquired by AmBev as a result of the merger of Labatt into AmBev, although alternative structures had been contemplated to address the outcome of possible negotiations with FEMSA. Under the agreements announced today, Labatt will transfer its interests in CCM and LUSA to Interbrew prior to the merger of Labatt into AmBev.

As provided for in the InterbrewAmBev transaction agreements in the event that the Interbrew-FEMSA joint venture was unwound and as contemplated in the publicly available investment bank appraisals that were commissioned by AmBev pursuant to Brazilian law, the consideration to be paid to Interbrew will be reduced: AmBev will issue to Interbrew 7.9 billion (vs. 9.5 billion) ordinary shares and 11.4 billion (vs. 13.8 billion) preferred shares in exchange for Labatt. Additionally, AmBev will no longer issue to Interbrew promissory notes as originally contemplated in the transaction documents. Taking these changes into account, Interbrew expects to hold an 83.9% voting interest in AmBev (vs. 84.9%) and a 54.4% economic interest (vs. 57.5%), assuming full acceptance of Interbrew's planned mandatory tender offer for the publicly held AmBev ordinary shares and excluding shares held in treasury.

Further Recent Developments in Brazil

As reported in the Brazilian press, Previ, a Brazilian pension fund holding 8.98% of AmBev's capital stock, recently filed a complaint against AmBev with the Brazilian stock market regulator ("CVM"), alleging abuse of their position by AmBev's controlling shareholders and breach of fiduciary duty by AmBev's directors. The complaint seeks, among other things, to prevent the closing of the merger into AmBev of Labatt under its current terms. AmBev recently filed with CVM a response to the complaint. AmBev and its controlling shareholders have informed Interbrew that they consider the claim to be without merit and are confident they will prevail.

At the AmBev May 18 extraordinary general meeting, more than 80% of shareholders voted preliminarily in favor of the merger with Labatt. Dissenting votes accounted for only 0.64% of the total vote. Final AmBev shareholder approval is expected in the third quarter of 2004.

In addition, Interbrew and AmBev have sought the approval of the Brazilian antitrust authorities which, while not a condition for the closing of the combination, is expected to be granted as Interbrew has no operations in Brazil. In the meantime, antitrust clearings have been obtained in Canada and Germany, and Interbrew awaits the Mexican antitrust approval shortly.

Interbrew and AmBev continue to target completion of the InterbrewAmBev transaction in the third quarter of 2004.

Interbrew was advised in this transaction by Goldman Sachs and Lazard.

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information.

Dutch and French versions of this press release will follow later.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com